INVEST IN **GO LOCO**

Restaurant-owned delivery cooperatives powered by ordering & delivery platform



goloco.coop Cedar Rapids IA

Technology | Food | Software | App | Restaurant

LEAD INVESTOR



Brian Rorris

As a restaurant owner for over a decade in multiple markets, Go LoCo is the best option to provide delivery for locally owned restaurants in every market. Go LoCo will help retain revenue in each community, be much more profitable for locally-owned restaurants, and be able to provide much better customer service. Go LoCo gives restaurants an opportunity to control their product and respond to their customers. Go LoCo is a much needed lifeline in the app-based, food delivery world for independently owned restaurants.

Invested $10,000 this round

Learn about Lead Investors

Highlights

1. 📈 $1.2 Billion serviceable obtainable market by year 5 (not guaranteed)
2. 🥇 First to market, Turn-key Delivery Co-op product
3. 👑 Leadership heavyweights from Microsoft, Apple & California Restaurant Association
4. 🥳 Planned launch across 18 US cities in next 24 months

Our Team



Jon Sewell Co-Founder & Chair

Founder of Third-Party Delivery Services including CHOMP (Iowa City) & NoCo Nosh (Front Range of Colorado), 30-year career as a Healthcare Executive, 8 years as a Restaurant owner.

> Independent restaurants are the last bastion of independent retail. They are most often the true reflection of a community's character. However, without a transformation, third-party delivery companies will kill independent restaurants outright. With them, will also die the spirit of so many communities.



Ralph Burleson President

Ralph is a serial entrepreneur with broad management experience in technology and international business. In 2000 he was part of a joint Microsoft & Accenture team who formed Avanade ($2.8B revenue in 2019).



Ralph Burleson President

Ralph is a serial entrepreneur with broad management experience in technology and international business. In 2000 he was part of a joint Microsoft & Accenture team who formed Avanade ($2.8B revenue in 2019).



Julie Campbell Vice President- Operations

Julie is a global manager, leader & certified coach with 14+ years dedicated to social impact and responsible business. Knack for partnerships & org. design. Led Oxfam & Unilever's global initiative to unlock opportunities for women.



Ken Irvine Vice President

Hospitality consultant with 28+ years of experience in the industry. Restaurant Chef/Owner. Past President & Director of California Restaurant Association (San Diego Chapter). Only restaurateur to win "Chef of the Year" & "Restaurateur of the Year".



Trevor Brazier Vice President

Co-founder and CEO of Jolt Delivery in Los Angeles. Previously Senior Director of Product Management of Bizrate.com and Shopzilla.com.



Selene Bousquet Head of Customer Experience and Support

+12 years driving service excellency for our customers and clients including 9 years with Apple. I support fairness, equality and diversity in a working environment.



Kyle Brown Treasurer & Vice President

Co-Founder of Cater Nation (business catering marketplace), 30-year management career in finance and accounting at Sprint and Consolidated Communications.



Amelia Sewell Director of Field Operations

15-year career in food services including third-party delivery. Led the launch of seven restaurant-owned delivery services.



Ameen Azeemi Head of Software Development

Senior software engineer & solutions architect. 17+ years of delivering technical excellence for companies in AI, finance & retail. Ameen was instrumental in the creation of financial applications for the unbankable in the Republic of Georgia.



Delfina Paesani Head of Graphic Marketing & Design

Experienced UI/UX designer dedicated to simple, beautiful & fun customer engagement. Social media & digital marketing enthusiast.

Give independent restaurants, power, and a stake in the future of food delivery.

Problem


Communities are losing
millions of dollars in revenue
to third party apps that are


bankrupting local restaurants

💸 While apps like DoorDash, Grubhub, and Uber Eats help customers, they're charging restaurants with commissions of up to 40% leaving no profit

🦠 Restaurants maintain a parasitic relationship with third parties out of fear their customers will not be able to find them

🤬 Third-party apps provide very poor customer service, leading to conflict between restaurants and their customers

😔 Communities and restaurants feel they have no way to combat these third-party apps

🚗 Delivery drivers for the big three delivery platforms make low hourly rates, making retention low

💸 Third-party apps take ownership and utilize customer data often cannibalizing restaurants' existing customers, or establishing fake or ghost restaurants in direct competition with local entities.

Solution: Local, restaurant-owned delivery cooperatives


Millions of dollars of commissions stay in the community and are shared among members

Ownership matters. Cooperatives give the people closest to the business more power and a stake in its success. With the right support and technology, restaurants can ditch expensive third-party apps. With Go LoCo, restaurant members share in the profits from delivery. But that's not all.

😀 **Consumers still have:** An easy to use food delivery app

😀 **Restaurants now have:** Control over their pricing, the ordering experience, and customer service

😀 **Drivers now have:** Competitive compensation and reliable support


Local
restaurant-owned
delivery cooperatives
LoCo Chicago



Product: Turnkey Delivery Cooperative



🖊️ Bring local, independent restaurants together and support them to form Legal Co-ops.

🧑‍💻To kick-start their business we give guidance, templates and enable planning of Business Modeling, Operations, and Marketing.

💡 Our Technology (Marketplace app, Google Food Ordering Channel, AI-Driven Restaurant & Guest Management, Dispatch for Last-Mile Delivery) gives Co-ops the tools to set up and run their own delivery platforms.

🧑‍💻 We provide hands-on Coaching to Co-ops to launch and continue to drive the success of their business.

Business Model


$60-120k
one-time
setup fee *
4% ongoing
tech fee **

** Setup price varies based on size of market and commitment required to achieve successful set up.*

*** % of food & beverage*

Competition

With Go LoCo restaurants, drivers, and guests all gain from our superior model. Below we compare Go LoCo with the biggest players in the US market.

**Note: This comparison assumes unlimited driving zones and equitable placement of restaurants within marketplaces.*

	Restaurant comission	Guest care	Driver living wage	Driver care	Restaurant profit sharing
*	15%	Excellent	Yes**	4.9	Yes

	30%	Bad	No	3.3	No
Uber Eats	30%	Poor	No	3.8	No
GH	30%	Poor	No	3.2	No
Source	Corporate Websites	Trustpilot	Indeed	Indeed	Corporate Websites

*Data based on feedback received to date
**LoCo offers drivers a base salary of $12-$15 per hour

Total Addressable Market- US



Total
available market
$392
billion
Serviceable
available market
$192
billion*
Serviceable obtainable
market in 5 years
$1.2 billion
*Excluding restaurants chains
**Across 122 co-ops processing 29M orders

Forward-looking projections cannot be guaranteed.

Early Market Traction

📍 **Independent Co-ops previously established by Jon Sewell**

🍎 CHOMP, Iowa City

🍎 NoCo Nosh, Front Range, Colorado

📍 **LoCo Co-op established Co-op's**

🍌 Las Vegas

🍌 Omaha

🍌 Tampa Bay

🍌 Knoxville

📍 **Go LoCo opportunities**

🍆 Chicago

🍆 Albany

🍆 Louisville

🍆 Southern New Jersey & Philadelphia suburbs





Target Customers

We BUILD our target customer by establishing a turnkey co-op in a supportive community. These include:

👨‍🍳 Independent restaurant owners

🍴 Restaurant purchasing groups

🏛️ Municipalities

🛵 Delivery service owners

👩‍💻 Local entrepreneurs

⚡ **Estimated Lifetime Co-op Value $800K over 10 years**

Go to Market Strategy

We have been overwhelmed by restaurateurs and community leaders reaching out to explore the Go LoCo opportunity.

We are working with interested individuals in the following markets; Albany, Chicago, Tucson, Louisville, Hamilton County, Salt Lake City, and Southern New Jersey. As we grow, we will capitalize on strategies previously used to generate interest. Notably:

🔜 Municipality and restaurant outreach

🔜 Local funder outreach

🔜 Public relations & media

🔜 Restaurant industry events and marketing e.g. Restaurant Marketing & Delivery Association (RMDA) has 550+ active restaurant delivery service members

About us

Go LoCo is a joint-venture and public benefit corporation. The venture brings together the efforts of two companies LoCo Co-ops and Dine.Direct. The founding teams met at a conference last year. Our teams work really well together, driven by the same goal- a passion to put restaurants back in control of food delivery. The closer we work together, the faster we move.

food delivery. The closer we work together, the faster we move.

LoCo Co-ops, brings all the actors together- restaurants, drivers, and customers. They work with restaurant owners in cities across the United States to create co-operatives. They also give hands-on coaching that draws on years of local delivery experience.

Dine.Direct provides a white-label platform to local delivery companies and restaurants that are easy to use. They offer guest marketplace apps, easy order menus, restaurant management and integrations with last-mile delivery software providers and driver apps.

Financials



Revenue & Expense Projection
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Q1-22
Q2-22
Q3-22
Q4-22
Q1-23
Q2-23
Q3-23
Q4-23
Q1-24
Q2-24
Q3-24
Q4-24
Q1-25
Q2-25
Q3-25
Q4-25
Consulting Revenue
Platform Revenue
Expenses

> *Forward-looking projections cannot be guaranteed.*

Media



Local Delivery Alternatives Bite Into DoorDash, Grubhub, and Uber
Go LoCo
MacBook Air

📰 **Squeezed by big guys, CHOMP bites back**

📰 **Local Delivery Alternatives Bite Into DoorDash, Grubhub, and Uber**

📰 **GrubHub destroys local restaurants & exploits workers. But in Iowa City restaurants fought back by creating CHOMP — a restaurant-owned delivery**

cooperative.

📰 **Why are some restaurants shutting the door on food delivery giants?**

📰 **What does the future hold for Delivery Apps**